Exhibit 99.1

HUSKY ENERGY REPORTS 2010 FIRST QUARTER RESULTS

Calgary, Alberta (April 27, 2010) – Husky Energy Inc. (TSX: HSE) reported net earnings in the first quarter of 2010 of $345 million or $0.41 per share (diluted), compared to $328 million or $0.39 per share (diluted) in the same period of 2009. Adjusted Net Earnings were $368 million or $0.43 per share (diluted) compared to $345 million or $0.41 per share (diluted) in the first quarter of 2009. Cash flow from operations for the first quarter increased to $895 million or $1.05 per share (diluted), from $565 million or $0.67 per share (diluted) in the same period of 2009. Sales and operating revenues, net of royalties, were $4.47 billion, compared with $3.65 billion in the first quarter of 2009, reflecting higher commodity prices.

“Crude oil prices have strengthened over the past twelve months while natural gas prices have remained weak,” said Mr. John C.S. Lau, President & Chief Executive Officer of Husky Energy Inc. “The Canadian dollar relative to the U.S. dollar has increased over that time, reducing the benefit of higher oil prices. Substantial progress has been made towards advancing the Company’s major strategic projects, including the North Amethyst satellite tie-back offshore Canada’s East Coast which will begin contributing to results during the second quarter.”

Oil prices were higher in the first quarter of 2010 relative to 2009. The WTI benchmark crude oil price averaged U.S. $78.71 per barrel in the first quarter of 2010, compared to U.S. $43.08 per barrel in 2009. The NYMEX benchmark natural gas price averaged U.S. $5.30 per million British Thermal Units in the first quarter compared to U.S. $4.89 per million British Thermal Units in the same quarter of 2009. The WTI/Lloydminster Crude Blend heavy oil price differential was similar in 2010 at U.S. $9.29 per barrel, compared to the U.S. $9.20 per barrel in the first quarter of 2009. Refining crack spreads were lower during the first quarter with the New York Harbor 3:2:1 crack spread averaging U.S. $8.21 per barrel, compared to U.S. $10.15 per barrel in the first quarter of 2009. Stronger commodity prices were partially offset by a 20 percent strengthening of the Canadian dollar against the U.S. dollar.

The Company’s net debt, including the current portion and bank operating loans at March 31, 2010 was $3.34 billion compared with $2.84 billion at December 31, 2009. At March 31, 2010, debt to cash flow and debt to capital employed ratios were 1.4 times and 21 percent respectively. In March, the Company issued medium term notes of $700 million under its Canadian shelf prospectus to enhance financial flexibility and take advantage of market conditions. At March 31, 2010 the Company had cash on hand of $502 million.

The Company’s 2010 capital budget is $3.1 billion, focusing on maintaining production and investing in projects in western Canada, offshore Canada’s East Coast, and in South East Asia. Capital spending in the first quarter of 2010 was $734 million, in line with the capital guidance.

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS

Upstream

In the first quarter of 2010, total production averaged 295,900 barrels of oil equivalent per day compared with 291,500 barrels of oil equivalent per day in the fourth quarter of 2009 and 342,000 barrels of oil equivalent per day in the first quarter of 2009. Total crude oil and natural gas liquids production was 208,600 barrels per day, compared with 203,400 barrels per day in the fourth quarter of 2009 and 250,100 barrels per day in the first quarter of 2009. Natural gas production in the first quarter was 524 million cubic feet per day compared with 529 million cubic feet per day in the fourth quarter of 2009 and 551 million cubic feet per day in the first quarter of 2009.

Liquids production was lower mainly due to reduced volumes from the White Rose oil field offshore Canada’s East Coast. Production will increase in the latter part of the year as wells from the North Amethyst satellite are drilled and tied in. Natural gas production was within guidance.

Offshore Canada’s East Coast, drilling on the North Amethyst satellite sub-sea tie-back resumed with the return of the GSF Grand Banks drilling rig. The rig is completing the first production well and first oil from North Amethyst is expected in the second quarter of the year.

In February, the Canada-Newfoundland and Labrador Offshore Petroleum Board granted Husky and its partner a significant discovery licence for the Mizzen area in the Flemish Basin offshore Newfoundland.

In March, Husky and its partner extended the agreement for the GSF Grand Banks offshore drilling rig. This extension will allow for the development of the White Rose oil field and other areas in the Jeanne d’Arc basin offshore Newfoundland.

In the South China Sea, Husky made another gas discovery in February in the Liuhua 29-1-1 well on Block 29/26. The Liuhua 29-1 field will be tied into the planned offshore infrastructure associated with the Liwan 3-1 Deepwater Project. Husky expects to submit the Liwan 3-1 field Overall Development Plan to the regulatory authorities later this year. Gas marketing arrangements are in progress with agreements targeted for completion later in 2010.

2010 Q1

Financial and

Performance

Highlights

•       Net Earnings:

$345 million

$0.41 per share

•       Cash flow from Operations:

$895 million

$1.05 per share

•       Sales and Operating Revenue:

$4.47 billion

•       Third discovery on Block 29/26 in South China Sea

•       Major development project work advancing at Sunrise, Liwan and White Rose

In Western Canada, FEED work for the first phase of the Sunrise Oil Sands Project is complete and tenders for major engineering and construction contracts have been issued. Work continues on securing optimum transportation solutions for the movement of diluent to site and movement of diluted bitumen to the refinery. The Sunrise project is planned for sanction in 2010 with first oil in 2014.

At the Tucker Oil Sands Project, three additional well pairs were drilled in the first quarter. The wells are being equipped for tie-in and steaming will begin in the third quarter with first production expected by the year end.

Husky continues to build its gas resource play portfolio and now has 946,000 acres. In the first quarter, Husky acquired 22 sections of additional land in the Komie area of the Horn River shale gas play located in northeast British Columbia, adjacent to 24 sections of existing land. Husky acquired seven sections in the South Bivouac area which increases Husky’s holdings in the Jean Marie/Kakisa plays to 629,700 acres. In the first quarter, seven wells were drilled by Husky in the Bivouac area and two wells were drilled in the Ansell area.

Downstream

Husky’s downstream operations performed well in the first quarter of 2010 compared to the same period in the prior year. Total U.S. and Canadian refinery throughput was 246,400 barrels per day compared with 236,600 barrels per day in 2009. However financial results were impacted by lower product margins as a result of lower market crack spreads.

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS

In the first quarter, Husky advanced the integration of its 98 retail locations in southern Ontario. Re-branding is underway and the first station was opened in early April. The remaining locations will be integrated into the Husky network over the coming months.

A full copy of Husky’s first quarter report to shareholders, including the interim report and the financial statements and notes (unaudited) can be obtained at www.huskyenergy.com/investorrelations/quarterlyreports.

LEGAL NOTICE – FORWARD LOOKING INFORMATION

Certain statements in this document are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, this news release includes forward-looking statements relating to: Husky’s 2010 capital expenditure program, North Amethyst production plans; development and production plans for the Liuhua 34-2, 29-1 and Liwan 3-1 fields; and Sunrise and Tucker development plans. Although Husky believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. Husky’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Husky uses the term barrels of oil equivalent (boe) which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the well head.

Husky Energy Inc. will host a conference call for analysts and investors on Wednesday, April 28, 2010, at 4:15 p.m. Eastern Time to discuss Husky’s first quarter results. To participate please dial 1-800-319-4610 beginning at 4:05 p.m. Eastern Time.

Mr. John C.S. Lau, President & Chief Executive Officer, and other officers will be participating in the call.

A live audio webcast of the conference call will be available, for approximately 90 days, via Husky’s website, www.huskyenergy.com, under Investor Relations.

Media are invited to listen to the conference call.

•	Dial 1-800-597-1419 at 4:05 p.m. (Eastern Time).

A recording of the call will be posted at approximately 5:30 p.m. (Eastern Time).

•	Dial 1-800-319-6413 (dial reservation # 2658).

The Postview will be available until Thursday, May 27, 2010.

Husky Energy is an integrated energy and energy-related company headquartered in Calgary, Alberta, Canada. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE. For more information about Husky Energy Inc. please visit our web site at www.huskyenergy.com.

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Sharon Murphy General Manager, Corporate Communications & Investor Relations Husky Energy Inc. 403-298-6096 Patrick Aherne Manager, Investor Relations Husky Energy Inc. 403-298-6817	Graham White Corporate Communications Husky Energy Inc. 403-298-7088

HUSKY ENERGY INC. – 2010 FIRST QUARTER RESULTS